UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

OncoGenex Pharmaceuticals, Inc.

(Name of issuer)

Common Stock, $0.001 par value

(Title of class of securities)

68230A106

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 68230A106	Page 2 of 11 Pages

(1)	Names of reporting persons Boxer Capital, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 629,801
(7) Sole dispositive power -0-
(8) Shared dispositive power 629,801
(9)	Aggregate amount beneficially owned by each reporting person 629,801
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.35%*
(12)	Type of reporting person (see instructions) CO

*	Based on 9,908,352 shares outstanding, which is the sum of (i) 9,748,352 common shares reported outstanding as of November 1, 2011 on the Issuer’s Quarterly Report on Form 10-Q filed on November 3, 2011, and (ii) 160,000 Common Shares underlying Warrants to purchase Common Shares. See Item 4.

SCHEDULE 13G

CUSIP No. 68230A106	Page 3 of 11 Pages

(1)	Names of reporting persons Boxer Asset Management Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Bahamas
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 629,801
(7) Sole dispositive power -0-
(8) Shared dispositive power 629,801
(9)	Aggregate amount beneficially owned by each reporting person 629,801
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.35%*
(12)	Type of reporting person (see instructions) CO

*	Based on 9,908,352 shares outstanding, which is the sum of (i) 9,748,352 Common Shares reported outstanding as of November 1, 2011 on the Issuer’s Quarterly Report on Form 10-Q filed on November 3, 2011, and (ii) 160,000 Common Shares underlying Warrants to purchase Common Shares. See Item 4.

SCHEDULE 13G

CUSIP No. 68230A106	Page 4 of 11 Pages

(1)	Names of reporting persons MVA Investors, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 15,000
(7) Sole dispositive power -0-
(8) Shared dispositive power 15,000
(9)	Aggregate amount beneficially owned by each reporting person 15,000
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.15%*
(12)	Type of reporting person (see instructions) CO

*	Based on 9,753,352 shares outstanding, which is the sum of (i) 9,748,352 common shares reported outstanding as of November 1, 2011 on the Issuer’s Quarterly Report on Form 10-Q filed on November 3, 2011, and (ii) 5,000 Common Shares underlying the Warrants. See Item 4.

SCHEDULE 13G

CUSIP No. 68230A106	Page 5 of 11 Pages

(1)	Names of reporting persons Neil Reisman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 4,000
(6) Shared voting power -0-
(7) Sole dispositive power 4,000
(8) Shared dispositive power -0-
(9)	Aggregate amount beneficially owned by each reporting person 4,000
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.0%*
(12)	Type of reporting person (see instructions) IN

*	Based on 9,748,352 Common Shares reported outstanding as of November 1, 2011 on the Issuer’s Quarterly Report on Form 10-Q filed on November 3, 2011. See Item 4.

SCHEDULE 13G

CUSIP No. 68230A106	Page 6 of 11 Pages

(1)	Names of reporting persons Ivan Lieberburg
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 100
(6) Shared voting power -0-
(7) Sole dispositive power 100
(8) Shared dispositive power -0-
(9)	Aggregate amount beneficially owned by each reporting person 100
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.0%*
(12)	Type of reporting person (see instructions) IN

*	Based on 9,748,352 Common Shares reported outstanding as of November 1, 2011 on the Issuer’s Quarterly Report on Form 10-Q filed on November 3, 2011. See Item 4.

SCHEDULE 13G

CUSIP No. 68230A106	Page 7 of 11 Pages

(1)	Names of reporting persons Joseph Lewis
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United Kingdom
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 629,801
(7) Sole dispositive power -0-
(8) Shared dispositive power 629,801
(9)	Aggregate amount beneficially owned by each reporting person 629,801
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.35%*
(12)	Type of reporting person (see instructions) IN

*	Based on 9,908,352 shares outstanding the sum of (i) 9,748,352 Common Shares reported outstanding as of November 1, 2011 on the Issuer’s Quarterly Report on Form 10-Q filed on November 3, 2011, and (ii) 160,000 Common Shares underlying the Warrants. See Item 4.

Page 8 of 11 Pages

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13G initially filed on June 10, 2009 (the “Original Filing”), as amended on February 16, 2010 (“Amendment No. 1”) and November 1, 2010 (“Amendment No. 2”). The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in Amendment No. 1, Amendment No. 2 or this Amendment No. 3. Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Original Filing, Amendment No. 1 or Amendment No. 2.

Item 2(a).	Name of Person Filing:

Item 2(a) is hereby restated as follows:

This Schedule 13G is jointly filed by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), MVA, Neil Reisman, Ivan Lieberburg and Joseph Lewis (together with Boxer Capital and Boxer Management, MVA, Neil Reisman and Ivan Lieberburg the “Reporting Persons”). Boxer Management is the managing member and majority owner of Boxer Capital. Joseph Lewis is the sole indirect owner and controls Boxer Management. Messrs. Reisman and Lieberburg are employed by Tavistock Life Sciences Company, which is a Delaware corporation and an affiliate of Boxer Capital. MVA is the independent, personal investment vehicle of certain employees of Boxer Capital and Tavistock Life Sciences Company. As such, MVA is not controlled by Boxer Capital, Boxer Management or Joseph Lewis.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

Item 2(b) is hereby restated as follows:

The principal business address of the Boxer Capital, MVA, Neil Reisman and Ivan Lieberburg is 445 Marine View Avenue, Suite 100, Del Mar, CA 92014. The principal business address of both Boxer Management and Joseph Lewis is: c/o Cay House P.O. Box N-7776 E.P. Taylor Drive Lyford Cay, New Providence, Bahamas.

Item 2(c).	Citizenship:

Item 2(c) is hereby restated as follows:

Boxer Capital is a limited liability company organized under the laws of Delaware. Boxer Management is organized under the laws of the Bahamas. Neil Reisman and Ivan Lieberburg are citizens of the United States. Joseph Lewis is a citizen of the United Kingdom. MVA is a limited liability company organized under the laws of Delaware.

Item 4.	Ownership.

Item 4 is hereby restated as follows:

(a)	Amount beneficially owned:

Boxer Capital, Boxer Management and Joseph Lewis beneficially own 629,801* Common Shares, the sum 469,801 Common Shares and 160,000 Common Shares underlying currently exercisable warrants to purchase Common Shares (the “Warrants”). MVA beneficially owns 15,000* Common Shares, the sum of 10,000 Common Shares and 5,000 Common Shares underlying Warrants. Neil Reisman beneficially owns 4,000* Common Shares. Ivan Lieberburg beneficially owns 100* Common Shares.

(b)	Percent of class:

The Common Shares beneficially owned by Boxer Capital, Boxer Management and Joseph Lewis represent 6.35% of the Issuer’s outstanding Common Shares. The Common Shares beneficially owned by MVA represent 0.15% of the Issuer’s outstanding Common Shares. The Common Shares beneficially owned by Neil Reisman represent 0.0% of the Issuer’s outstanding Common Shares. The Common Shares beneficially owned by Ivan Lieberburg represent 0.0% of the Issuer’s outstanding Common Shares.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

Page 9 of 11 Pages

MVA has the sole power to vote the 15,000* Common Shares it beneficially owns. Neil Reisman has the sole power to vote the 4,000* Common Shares he beneficially owns. Ivan Lieberburg has the sole power to vote the 100* Common Shares he beneficially owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to dispose or direct the disposition of any Common Shares.

(ii)	Shared power to vote or to direct the vote:

Boxer Capital, Boxer Management and Joseph Lewis have shared voting power with respect to the 629,801* Common Shares they beneficially own. MVA, Neil Reisman and Ivan Lieberburg do not have shared power to vote or direct the vote of any Common Shares.

(iii)	Sole power to dispose or direct the disposition of:

MVA has the sole power to dispose of the 15,000* Common Shares it beneficially owns. Neil Reisman has the sole power to dispose of the 4,000* Common Shares he beneficially owns. Ivan Lieberburg has the sole power to dispose of the 100* Common Shares he beneficially owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to dispose or direct the disposition of any Common Shares.

(iv)	Shared power to dispose or to direct the disposition of:

Boxer Capital, Boxer Management and Joseph Lewis have shared dispositive power with respect to the 629,801* Common Shares they beneficially own. MVA, Neil Reisman and Ivan Lieberburg do not have shared power to dispose of or direct the disposition of any Common Shares.

*	The Reporting Persons may be deemed to beneficially own 644,801 Common Shares which constitute approximately 6.5% of 9,913,352 outstanding Common Shares, a notional number of outstanding Common Shares based on the sum of (i) 9,748,352 Common Shares reported outstanding as of November 1, 2011 on the Issuer’s Quarterly Report on Form 10-Q filed on November 3, 2011, and (ii) 165,000 Common Shares underlying the Warrants. Boxer Management and Joseph Lewis each have shared voting and dispositive power with regard to the Common Shares beneficially owned directly by Boxer Capital. MVA has sole voting and dispositive power over the Common Shares beneficially owned by it. None of Boxer Capital, Boxer Management or Mr. Lewis has any voting or dispositive power with regard to the Common Shares beneficially owned by MVA. Messrs. Reisman and Lieberburg each hold the Common Shares directly owned by each of them in their respective personal accounts and each has sole voting and dispositive power over the Common Shares owned by each of them directly. None of Boxer Capital, Boxer Management, MVA or Mr. Lewis have any voting or dispositive power with regard to the Common Shares held by Messrs. Reisman and Lieberburg. As of February 14, 2012, the Reporting Persons may be deemed to beneficially own 543,963 Common Shares, which constitute approximately 5.5% of 9,913,352 outstanding Common Shares, a notional number of outstanding Common Shares based on the sum of (i) 9,748,352 Common Shares reported outstanding as of November 1, 2011 on the Issuer’s Quarterly Report on Form 10-Q filed on November 3, 2011, and (ii) 165,000 Common Shares underlying the Warrants.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Item 6 is restated as follows:

Only Boxer Capital has the right to receive dividends and the proceeds from sale of the Common Shares held by the Boxer Capital. Only MVA has the right to receive dividends and the proceeds from sale of the Common Shares held by the MVA. Messrs. Reisman and Lieberburg each have the sole right to receive dividends and proceeds from the sale of the Common Shares directly owned by them, which are held by each of them in their respective personal accounts. See Item 4 above.

Item 10.	Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 10 of 11 Pages

Exhibits

1	Joint Filing Agreement, dated the date hereof, between the Reporting Persons.

Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOXER CAPITAL, LLC.

Date: February 14, 2012	By:	/s/ Aaron Davis
Name: Aaron Davis
Title: Authorized Signatory

BOXER ASSET MANAGEMENT INC.

	By:	/s/ Jefferson R. Voss
Name: Jefferson R. Voss
Title: Director

MVA INVESTORS, LLC

	By:	/s/ Neil Reisman
Name: Neil Reisman
Title: Authorized Signatory

NEIL REISMAN

	By:	/s/ Neil Reisman
Neil Reisman, Individually

IVAN LIEBERBURG

	By:	/s/ Ivan Lieberburg
Ivan Lieberburg, Individually

JOSEPH LEWIS

	By:	/s/ Joseph Lewis
Joseph Lewis, Individually